I-Mab Announces Open Market Purchases of Company American Depositary Shares by Board Member

Chairman of the Board, Wei Fu, informed the Company of his intent to purchase up to $2,000,000 of the Company’s American Depository Shares (ADSs)

ROCKVILLE, MD, January 8, 2024 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced the Company has been informed that Wei Fu, the Chairman of the Board, intends to purchase up to $2,000,000 of the Company’s ADSs in open market transactions. As the planned purchases are to be executed by Wei Fu via his controlled entity, I-Mab cannot guarantee the number of ADSs to be purchased or the time frame in which the ADSs will be bought in the open market.

Wei Fu, Chairman of the Board of I-Mab and Chief Executive Officer of CBC Group, said: “The Board of Directors and the Company’s senior leadership team successfully executed on the corporate strategy for 2024, and the recent portfolio prioritization aligns with our long-term goal to increase shareholder value.”

I-Mab recently announced a portfolio prioritization positioning givastomig, a Claudin 18.2 (“CLDN18.2”) x 4-1BB bispecific antibody, as its lead clinical program. Data is expected in the early second half of 2025 in a dose escalation study of givastomig in combination with nivolumab plus chemotherapy. Additionally, a 40-patient dose expansion study is now underway, with data expected in early 2026. The Company’s current cash runway extends into 2027.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. I-Mab has established operations in the U.S. in Rockville, Maryland, and Short Hills, New Jersey. For more information, please visit us at: https://www.i-mabbiopharma.com/ and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s pipeline; the timing and progress of studies and trials; the potential open market purchases by Wei Fu; and the availability of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; and I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

Tyler Ehler

Senior Director, Investor Relations

IR@imabbio.com